EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

July 16, 2010

TSX Venture Exchange:    EMR

 US OTC:    EGMCF.PK

 U.S. 20-F Registration:     000-51411

 Frankfurt Stock Exchange: EML

EMGOLD REPORTS SUCCESSFUL REMEDIATION ACTIVITIES ON

IDAHO-MARYLAND PROPERTY, CLOSES FINANCING

Emgold Mining Corporation (the "Company" or "Emgold") is pleased to announce that it has successfully completed the site investigation and remediation action for removal and clean up of underground diesel and gasoline fuel tanks that were associated with operation of the historic Lausman Lumber Mill, formerly located on the Idaho-Maryland Property.  Idaho-Maryland Mining Corporation (“IMMC”), the 100% subsidiary of Emgold, received notification from the California Regional Water Quality Control Board, Central Valley Region, that no further action is required with the State.  Emgold’s President and CEO, David Watkinson, stated, “We have been working on the investigation and clean up of the site since 2004.  Work has included soil sampling, installation and monitoring of ground water wells, contaminated soil removal, and backfilling of the tank excavation. We are pleased that no further action is required with the State, and the clean up illustrates the Company’s commitment to the environment.  It shows how a mining company’s reopening a historic mine is one of the best ways to clean up legacy mining issues at no cost to taxpayers.”

Emgold has closed its previously announced non-brokered private placement of March 4, 2010,  A total of 3,000,000 Units were issued at a price of US$0.25 per Unit to raise US$750,000, Each Unit consists of one common share of the Company and one non-transferable share purchase warrant (the "Warrant"). Each Warrant entitles the holder to purchase, for a period of 24 months, one additional common share of the Company at a price of US$0.35.  The shares and warrants issued in connection with this non-brokered private placement are subject to a minimum hold period of four months.  Finder's Fees of $48,000 and 192,000 Finder's Warrants were awarded in relation to the financing. Each Finder's Warrant entitles the holder to purchase, for a period of 24 months, one common share of the Company at a price of US$0.25. The Finder's Warrants are subject to a minimum hold period of four months.

In addition, a major update of its corporate website has also been completed.  For more information about Emgold, the Idaho-Maryland Gold Project and the Buckskin Rawhide and Stewart Properties, please visit www.emgold.com.

This release is not an offer of securities for sales in the United States. Securities may not be offered or sold in the United States absent registration or exemption from registration.

On behalf of the Board of Directors

David G. Watkinson

President & CEO

For further information please contact:

Tel: (530) 271-0679

Email: info@emgold.com

This release was prepared by the Company’s management.  Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.  For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.